Exhibit 11

HemaCare Corporation
Basic and Diluted Net Income (Loss) per Share

	Years ended December 31,
	2004	2003	2002
BASIC
Weighted average common shares used to compute basic earnings per share	7,831,000	7,753,000	7,673,000

Net income (loss)	$1,545,000	$(4,679,000)	$(591,000)

Basic net income (loss) per share	$0.20	$(0.60)	$(0.08)

DILUTED
Weighted average common shares used to compute basic earnings per share	7,831,000	7,753,000	7,673,000
Dilutive common equivalent shares attributable to stock options (based on average market price)	320,000	—	—
Dilutive common equivalent shares attributable to warrants (based on average market price)	86,000	—	—

Weighted average common shares and equivalents used to compute diluted earnings per share	8,237,000	7,753,000	7,673,000

Net income (loss)	$1,545,000	$(4,679,000)	$(591,000)

Diluted net income (loss) per share	$0.19	$(0.60)	$(0.08)